UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                                 NEOFORMA, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   640475 10 7
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                                 (CUSIP Number)

                                 Marcea B. Lloyd
                Chief Administrative Officer and General Counsel
                                    VHA Inc.
                         220 East Las Colinas Boulevard
                            Irving, Texas 75039-5500
                                 (972) 830-0000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                    copy to:
                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                             New York, NY 10036-6522
                                 (212) 735-3000

                                January 20, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640475 10 7

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     1.      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             VHA INC. - (IRS Employer Identification Number 38-2182248)
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     2.      CHECK THE APPROPRIATE BOX IF A              (a) / /
             MEMBER OF A GROUP (SEE INSTRUCTIONS)        (b) / /
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     3.      SEC USE ONLY

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     4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

             N/A
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     5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                  / /
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     6.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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                 7.   SOLE VOTING POWER

                      8,611,217
NUMBER OF        ---------------------------------------------------------------
SHARES           8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY         ---------------------------------------------------------------
EACH             9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           8,611,217
                 ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER

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     11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,611,217
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     12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS) / /
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     13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.51% (BASED ON AN AGGREGATE OF 20,743,965 SHARES OF COMMON STOCK ESTIMATED TO BE OUTSTANDING)
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     14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO - Corporation
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

         This Amendment No. 12 (this "Amendment") to the Statement on Schedule 13D filed by VHA Inc., a Delaware corporation ("VHA"), on August 7, 2000, as amended by Amendment No. 1 on October 19, 2000, Amendment No. 2 on February 2, 2001, Amendment No. 3 on September 11, 2003, Amendment No. 4 on September 19, 2003, Amendment No. 5 on January 12, 2005, Amendment No. 6 on April 11, 2005, Amendment No. 7 on April 18, 2005, Amendment No. 8 on July 7, 2005, Amendment No. 9 on October 7, 2005, Amendment No. 10 on October 12, 2005 and Amendment No. 11 on January 9, 2006 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

     First Amendment to Merger Agreement

     The Merger Agreement provided that either Neoforma or GHX may terminate the Merger Agreement under certain circumstances if the Merger were not consummated by February 28, 2006 (the "Initial End Date"), including if the required vote of the stockholders of Neoforma to adopt the Merger Agreement was not obtained by the Initial End Date. On January 20, 2006, the Merger Agreement was amended by the First Amendment to Merger Agreement among GHX, Merger Sub and Neoforma (the "Merger Agreement Amendment"). The Merger Agreement Amendment extended the Initial End Date to March 24, 2006.

     References to and the descriptions of the Merger Agreement Amendment as set forth herein are not intended to be complete and are qualified in their entirety by reference to the First Amendment to Merger Agreement, a copy of which has been filed as Exhibit 1-A to this Amendment and which is incorporated by reference in this Item 4 in its entirety where such references and descriptions appear.

Item 7.    Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended to refile Exhibit 5 of Amendment No. 10 of the Schedule 13D to include information for which VHA no longer seeks confidential treatment.


Exhibit 1-A First Amendment to Merger Agreement, dated as of January 20, 2006, among Neoforma, Inc., Global Healthcare Exchange, LLC and Leapfrog Merger Corporation (incorporated by reference to Annex A-2 to the Schedule 14A of Neoforma, Inc. (File No. 000-28715), as filed with the SEC on January 23, 2006).

Exhibit 5* Outsourcing Agreement among Novation, LLC, VHA Inc., University HealthSystem Consortium, Healthcare Purchasing Partners International, LLC and Global Healthcare Exchange, LLC, dated as of October 10, 2005.


*A complete copy of Exhibit 5 has been filed separately with the Securities and Exchange Commission pursuant to an Application for Confidential Treatment. The confidential portions of Exhibit 5 have been omitted from this filing and are marked by an asterisk.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            VHA INC.


                                            By: /s/ Marcea B. Lloyd
                                                -----------------------
                                            Name:  Marcea B. Lloyd
                                            Title: Chief Administrative Officer
                                                   and General Counsel

Dated:  January 24, 2006